1-10110

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 15, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

ITEM 1

BBVA

OTHER COMMUNICATIONS

According to the law in force, ***BANCO BILBAO VIZCAYA ARGENTARIA, S.A.*** informs that, once authorized by *Banco Central de Uruguay*, the sale of the full ownership of *BBVA Banco Francés, S.A.* in *BBVA Uruguay* was formalized on 13-05-2002, in favour of ***BANCO BILBAO VIZCAYA ARGENTARIA, S.A.***

The shares aim of the transaction consist of 60.879% of the Stock Capital of *BBVA Uruguay, S.A.*, and the price was USD55 million, which will be duly fixed according to the result of the evaluation of its net worth conducted by an international auditorial firm.

Madrid, 15 May 2002

ITEM 2

BBVA

Banco Bilbao Vizcaya Argentaria, S.A., in accordance with the provisions of section 82 of the Securities Market Act, hereby announces the following

RELEVANT CIRCUMSTANCE

On 15 May 2002, TERRA and BBVA have formalised a Letter of Intent establishing a principle of Agreement on the integration of UNOE BANK, S.A. and the area of business covering personal consumer financing developed by FINANZIA BANCO DE CRÉDITO, S.A., a 100% subsidiary of BBVA. The stock held by TERRA in UNOE BANK S.A. would amount to 33%.

The operation of integration described, as well as the aforementioned percentage of stock held by TERRA, shall be subject to the corresponding review of the business contributed, the formalisation of final documents and the receipt of the appropriate authorisations. Likewise, a liquidity facility has been formalised that is to be readjusted when the integration operation is performed.

Inclusion is made of a Press Release.

Madrid, 15 May 2002

BBVA

Press Release **15/05/2002**

BBVA AND TERRA AGREE TO INTEGRATE UNO-E AND THE CONSUMER BUSINESS OF BBVA FINANZIA

- **Uno-e would bring forward to the first half-year of 2003 its entry into profit.**
- **67% of the stock in Uno-e would be held by BBVA, through Finanzia, and 33% by Terra Lycos**
- **Uno-e will post a balance sheet of 1,400 million euros and a portfolio of 2.2 million customers.**
- **BBVA Finanzia will have two areas of business: Personal Finances, by means of Uno-e, and the business of Financing Industrial Equipment and Automobiles.**

BBVA and Terra Lycos today announced the establishing of a principle of agreement for the integration of their online bank Uno-e Bank and the Consumer Financing Division of BBVA Finanzia, 100% owned by BBVA. The resulting company, the new Uno-e Bank, will have 2.2 million customers and will manage funds to the tune of 1,400 million euros.

By means of this operation, Uno-e Bank will bring forward its entry into profit to the first half-year of 2003, and will return a more evenly distributed balance sheet, as a result of a significant increase in its financial revenue and a major reduction in the costs involved in attracting new customers.

Uno-e will introduce a new model of banking, with a significant critical mass of customers, by means of the integration of the fully complementary businesses of Uno-e and the consumer financing of Finanzia.

BBVA, through BBVA Finanzia, will control 67% of Uno-e, with Terra Lycos holding the remaining 33%.

The operation will be articulated through the contribution of the consumer loan business of BBVA Finanzia to the balance sheet of Uno-e.

BBVA Finanzia shapes up as a powerful business unit, by consolidating the business of personal finance through Uno-e, and the business of financing sales of industrial equipment and automobiles.


terra
lycos
BBVA
100%
BBVA Finanzia
33%
100%
67%
Uno-e
Personal
Finances
Automobiles
& Equipment

Crossed sale

"By integrating the Consumer Financing Division of BBVA Finanzia within Uno-e we are generating a vast potential for crossed sales, in both products of banking assets and liabilities", affirmed Julio López, the BBVA's Managing Director of Retail Banking in Spain and Portugal. "As of this moment, the institutions with whom we collaborate will be able to provide their customers with comprehensive banking services".

"At Terra Lycos we are highly satisfied because the new Uno-e will have all the features necessary to become our main supplier of financial products for customers and of methods of payment", said Joaquim Agut, chairman of Terra Lycos.

The new Uno-e will develop its range of personal financial services by combining the extensive catalogue of products from the online bank with the capacity for attracting customers that is provided by the business model of BBVA Finanzia.

The Consumer Financing Division of BBVA Finanzia develops financial products - mainly credit cards and consumer loans- for the customers of large manufacturers and distributors. The financial institution contributes its experience in the business of finance and all the banking operations required for managing these products. Thus, the associated institution may satisfy the financial requirements of its customers, largely under its own brand, whereby it increases its level of customer loyalty.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May 15, 2002

By: ____________________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.